SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR JULY 17, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO
ESTADO DE SÃO PAULO

PUBLICLY-TRADED COMPANY
TAX ID (CNPJ) Nº 43.776.517/0001-80

RELEVANT NOTICE

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”), in compliance with CVM Instruction nº 358 of January 3, 2002, hereby informs to the Stock Market Exchanges (BOVESPA and NYSE), to the financial and capital markets and to the investors in general that its Board of Directors, in a meeting held today, has elected Mr. Rui de Britto Álvares Affonso as the Economic and Financial Officer of the Company, which includes responsibility for all Investor Relations activities.

This communication is available on Sabesp’s website www.sabesp.com.br and will also be published in the newspaper Diário Oficial do Estado de São Paulo, in the edition of July 18, 2003.

São Paulo, July 17, 2003.

Mauro Guilherme Jardim Arce
Chairman of the Board of Directors

“Free Translation from Portuguese”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 17, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Reinaldo Jose Rodriguez de Campos
Name: Reinaldo Jose Rodriguez de Campos Title: Corporate Management Officer (acting Economic and Financial Officer)

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.